CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

05012430

November 1, 2005

SUPPL

SEC MAIL PROCESSING RECEIVED
NOV 08 2005
WASH. D.C. 203 SECTION

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

We also enclose the First Quarter Report containing the Company's interim financial statements for the period ended August 31, 2005.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

PROCESSED
NOV 10 2005
THOMSON FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports record assets for September

TORONTO (October 3, 2005) – CI Financial ("CI") today reported net sales of $195 million for September 2005 and fee-earning assets at the end of the month of $71.6 billion – making September the third consecutive month that CI has established a record for fee-earning assets.

"We continue to see strong sales momentum, with monthly net sales at more than twice the levels of a year ago," said Stephen A. MacPhail, CI President and Chief Operating Officer. "The performance and quality of our fund lineup and the strength of Canadian financial markets are driving sales."

CI subsidiary CI Investments Inc. had gross sales of $658 million and net sales of $169 million, consisting of $158 million of net sales in long-term funds and $11 million of net sales in money market funds.

CI Investments continued to see strong sales in its Canadian income and equity funds, including CI Canadian Investment Fund and Harbour Fund, both of which have first-quartile performance over five years (ending August 31, 2005).

In September, Morningstar Canada reported that CI Investments continued to lead the industry in five-star funds, with 30 as of August 31, 2005.

Assante Corporation had gross sales of $83 million and net redemptions of $38 million. Although overall sales are down, Assante's Institutional Managed Portfolios, a multi-manager, multi-asset, multi-style investment program launched in late July, have already attracted $41.4 million in assets.

Skylon Advisors Inc. recorded net sales of $64 million, reflecting its offering of the Skylon Pro-Tracker Deposit Notes™. The notes, issued by Bank of Montreal, offer investors principal protection combined with returns linked to a portfolio of income trusts.

CI's overall fee-earning assets at September 30, 2005, of $71.6 billion represented an increase of 0.7% from a month ago and an increase of $7.3 billion or 11.3% from one year ago. They consisted of managed assets of $53.1 billion and administered/other assets of $18.5 billion. Managed assets included investment fund assets at CI Investments and Assante of $51.7 billion, labour-sponsored funds of $194 million and structured products/closed-end funds of $1.2 billion. Administered/other assets of $3.0 billion included institutional assets at BPI Global Asset Management LLP, which generate fees for CI, and $15.5 billion in assets under administration at Assante and IQON Financial Management Inc. (net of assets under management at Assante), which generate fees for those companies.

In other developments, CI will report its financial results for the first quarter of fiscal 2006 on Wednesday, October 5, 2005.

Further information about CI's assets and sales can be found below in the tables of unaudited statistics and at www.ci.com under "Financial Reports" in the Corporate section.

CI FINANCIAL SEPTEMBER 30, 2005 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$598	$440	$158
CI money market	$60	$49	$11
TOTAL CI Investments	$658	$489	$169
TOTAL Assante Funds	$83	$121	-$38
TOTAL Skylon/Other	64	0	64
TOTAL CI	$805	$610	$195

FEE-EARNING ASSETS	August 31/05 (millions)	September 30/05 (millions)	% Change
CI mutual/segregated funds	$41,755	$42,597	2.0
Assante funds	8,982	9,097	1.3
	$50,737	$51,694	1.9
Managed labour-sponsored funds	192	194	1.0
Structured products/closed-end funds	1,189	1,242	4.5
TOTAL Managed Assets	$52,118	$53,130	1.9
CI administered/other assets	3,539	3,017	-14.7
Assante/IQON assets under administration (net of Assante funds)	15,491	15,491	0.0
TOTAL FEE-EARNING ASSETS	$71,148	$71,638	0.7

AVERAGE MANAGED ASSETS	August 31/05 (millions)	September 30/05 (millions)	% Change
Monthly	$51,919	$52,616	1.3
Quarter-to-date	$50,869	$52,616	3.4
Fiscal year-to-date	$50,869	$51,299	0.8

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	286,178,203	Bank debt	$330
In-the-money options	9,374,153	Cash & marketable securities	($35)
Percentage of all options	100%	Net Debt Outstanding	$295
All options % of shares	3.3%	In-the-money liability (net of tax)	$37
Dividend yield at $21.61	3.3%	Terminal redemption value of funds	$787

CI Financial (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI Financial **News Release**

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial
(416) 364-1145

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE

Bank of Montreal Skylon Commodity Deposit Notes offer 150% participation in the potential growth of seven commodities

TORONTO (October 4, 2005) – Skylon Advisors Inc. today announced the launch of Bank of Montreal Skylon Commodity Deposit Notes, Series 1, a five-year note that provides investors with an opportunity to participate in the potential growth of commodities markets that previously had been difficult to get exposure to, combined with principal protection if held to maturity.

The variable interest, if any, is linked to the performance of a basket of seven equally weighted commodities: aluminum, copper, lead, nickel, zinc, crude oil and natural gas. As long as their combined performance is positive, investors in the Notes will receive interest based on 150% of the equally weighted average of the performance of each commodity. If the combined performance is negative, investors will receive no interest on the Notes.

"Developing economies like China and India are spurring the demand for raw materials and energy to record highs," said David R. McBain, President and Chief Executive Officer of Skylon Advisors. "These notes are a great way for the public to get exposure to the commodities sector and take advantage of that demand."

Bank of Montreal Skylon Commodity Deposit Notes are fully eligible for registered plans. Series 1 is available through most financial advisors and is on sale until November 4, 2005. The issue price is $100 per note, with the minimum investment being $2,000. The complete terms of the offering are set out in an Information Statement, which can be obtained by investors from their advisors. Information about the notes, including the Information Statement, can be found at www.skylonadvisors.com.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $71.6 billion in fee-generating assets as of September 30, 2005, and the industry's broadest selection of investment funds.

-30-

For further information, contact: David R. McBain, President and Chief Executive Officer, Skylon Advisors Inc. Tel: (416) 681-8894

SKYLON ADVISORS INC.
CI Place, 151, rue Yonge, onzième étage, Toronto (Ontario) M5C 2W7
Téléphone : 416-681-8894 Sans frais : 1-800-822-0245
www.skylonadvisors.com

Communiqué

POUR DIFFUSION IMMÉDIATE

Les Billets de dépôt Skylon[MC] liés aux matières premières, émis par la Banque de Montréal offrent une participation de 150 % à la croissance de sept matières premières

TORONTO (Le 4 octobre 2005) – Skylon Advisors Inc. a annoncé aujourd'hui le lancement des Billets de dépôt Skylon[MC] liés aux matières premières, série 1, émis par la Banque de Montréal. Ils ont une durée de cinq ans et ils donnent l'occasion aux investisseurs de prendre part au potentiel de croissance du marché des matières premières (auquel il était difficile de s'exposer auparavant), combiné avec une protection du capital s'ils sont détenus jusqu'à l'échéance.

L'intérêt variable, s'il en est, est lié au rendement d'un panier également pondéré et composé de sept matières premières : aluminium, cuivre, plomb, nickel, zinc, pétrole brut et gaz naturel. En autant que leur rendement combiné soit positif, les investisseurs des Billets recevront un intérêt basé sur 150 % de la moyenne du rendement de chaque matière première (également pondérée). Si le rendement combiné est négatif, les investisseurs ne recevront aucun intérêt sur les Billets.

« Les économies en voie de développement comme la Chine et l'Inde stimulent la demande pour les matières premières et l'énergie à des niveaux records », a déclaré David R. McBain, président et chef de la direction de Skylon Advisors. « Ces Billets sont une bonne façon pour le public d'être exposé au secteur des matières premières et de tirer profit de cette demande ».

Les Billets de dépôt Skylon[MC] liés aux matières premières, émis par la Banque de Montréal, sont pleinement admissibles aux régimes enregistrés. La série 1 est disponible par l'entremise de la plupart des conseillers financiers et sera en vente jusqu'au 4 novembre 2005. Le prix d'émission est de 100 $ par Billet et le placement minimum s'élève à 2 000 $. Les investisseurs peuvent se procurer le document d'information auprès de leur conseiller financier afin de connaître l'intégralité des modalités de l'offre. Vous pouvez trouver les renseignements sur les Billets, y compris le document d'information, au www.skylonadvisors.com.

Skylon Advisors Inc. est une firme de services financiers destinée à fournir aux Canadiens une sélection innovatrice d'options de placement d'excellente qualité, y compris des produits structurés et les Fonds des travailleurs de VentureLink Group. Skylon est une filiale en propriété exclusive de CI Financial (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 71,6 milliards de dollars le 30 septembre 2005, et qui offre la plus importante sélection de fonds de placement de l' industrie.

-30-

Pour de plus amples renseignements, veuillez communiquer avec David R. McBain, président et chef de la direction de Skylon Advisors Inc. Tél. : (416) 681-8894

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial to hold webcast on quarterly results

TORONTO (October 4, 2005) – CI Financial ("CI") today announced that it will hold a conference call and webcast to discuss its financial results for the first quarter of fiscal 2006 on Wednesday, October 5, 2005, at 4:00 p.m. Eastern time. William T. Holland, Chief Executive Officer, and Stephen A. MacPhail, President and Chief Operating Officer, will host the call.

The webcast, which will include a slide presentation, will be available at www.ci.com/q1. Alternatively, investors may listen to the discussion by calling (416) 640-1907 or 1-800-814-4861.

The call will be available for playback at (416) 640-1917 or 1-877-289-8525 (passcode 21156730 followed by the number sign), and the webcast will be archived at www.ci.com/q1.

CI expects to release its results for the quarter ending August 31, 2005, after 12:00 p.m. on October 5 on Canada Newswire and www.ci.com.

CI Financial (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $71.6 billion in fee-earning assets at September 30, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial
Tel.: (416) 364-1145

CI Investments™
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: HYB: UN**

DDJ Canadian High Yield Fund unitholders approve mandate change, fund renamed DDJ High Yield Fund

TORONTO (October 11, 2005) – CI Investments Inc. ("CI"), the manager of DDJ Canadian High Yield Fund (the "Fund"), announced today that unitholders have approved resolutions to change the investment strategy of the Fund and to extend its term. In conjunction with these changes, the Fund has been renamed DDJ High Yield Fund.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund while preserving capital for distribution to unitholders upon termination of the Fund. The Fund also seeks capital appreciation through investing in securities with potential for appreciation.

Previously, the Fund invested primarily in a diversified portfolio of high-yield debt securities issued in the United States market by Canadian corporations. The Fund was also restricted from holding more than 20% of the Fund in foreign property on a cost basis.

Under the revised investment strategy, approved today at a meeting of unitholders, the Fund is permitted to invest in high-yield debt securities on a global basis. The Fund's name was changed to DDJ High Yield Fund to reflect this change. CI and the Fund's investment advisor, DDJ Capital Management, LLC, recommended the new mandate because of the elimination of the foreign property rule for registered plans and because it provides the Fund with increased investment flexibility and a broader selection of debt securities.

Unitholders also approved a resolution to extend the term of the Fund by 10 years to August 15, 2017, from August 15, 2007. The longer term allows the Fund to take full advantage of the new mandate.

DDJ Capital Management, LLC of Wellesley, Massachusetts provides investment advisory and portfolio management services to the Fund. DDJ Capital Management, founded in 1996, is a registered investment advisor specializing in distressed and high-yield securities and special situation investing. It currently manages $1.8 billion US in high-yield assets and has total assets under management of $2.9 billion.

CI Investments Inc. is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $71.6 billion in fee-earning assets as of September 30, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the web at www.ci.com.

-30-

CI Investments™ **News Release**

For further information, contact:
David R. McBain
President and Chief Executive Officer, Skylon Advisors Inc., and
Senior Vice-President, CI Investments Inc.
(416) 681-6568

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE

Skylon Advisors announces agreement to sell the VentureLink Funds

TORONTO (October 17, 2005) – Skylon Advisors Inc. ("Skylon") today announced that it has agreed to sell the VentureLink Group of Labour-Sponsored Investment Funds management business to the funds' current management team.

Under the agreement, Skylon will dispose of its management contracts for the six VentureLink Funds and related Community Small Business Investment Funds to a new entity that subsequently will be acquired by Geoff Horton, John Varghese and Jim Whitaker. Skylon's parent company, CI Financial ("CI"), will continue to provide administrative and other services to the funds, which had $194 million in assets as of September 30, 2005.

The agreement was reached after the Ontario government announced on September 30, 2005, that it will not eliminate its labour-sponsored investment fund tax credit for another six years, until the 2010 tax year. An earlier agreement announced in August to sell the VentureLink Funds management business was put on hold in early September after the province first announced it would end the 15% labour fund tax credit as early as the 2005 tax year. The tax credit will now remain at 15% until the end of the 2008 tax year, before being reduced to 10% and 5% in 2009 and 2010, respectively. The Ontario government announcement does not affect the 15% federal tax credit.

"We are pleased to proceed with the sale of the VentureLink Funds to their proven management team, which ensures continuity for the investors in the funds," said David R. McBain, Skylon President and Chief Executive Officer. "The fact that the full Ontario tax credit will be in place for another four years provides additional stability for the funds and the industry."

"VentureLink is very well positioned as we enter a new stage in the funds' development and growth," said Mr. Varghese, a Managing Director of Skylon. "VentureLink Diversified Income Fund Inc., for example, offers first-quartile performance and a proven strategy of focusing on debt-oriented investments in growing companies. Investors benefit from combining the security of debt positions with the growth potential of equity holdings."

With this transaction, Skylon and CI will no longer manage labour-sponsored investment funds. Skylon, which was purchased by CI in November 2003, will continue to develop and manage closed-end funds and other structured products such as equity-linked notes.

The sale is expected to close later this year, subject to regulatory approvals, other conditions and the required notification to the investors in the affected funds.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options. Skylon is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with $71.6 billion in fee-earning assets as of September 30, 2005, and the industry's broadest selection of investment funds. Skylon is on the Web at www.skylonadvisors.com; CI is at www.ci.com.

-30-

For further information, contact:

David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
(416) 681-8894

John Varghese
Managing Director
Skylon Advisors Inc.
(416) 681-6371

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: YOU.UN **FOR IMMEDIATE RELEASE**

Yield Advantage Income Trust Announces Distribution For Month Ending October 31, 2005

Toronto, October 17, 2005 – Yield Advantage Income Trust (the "Trust") announces a distribution for the month ending October 31, 2005 of $0.0583 per unit payable on November 14, 2005 to unitholders of record as at October 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting primarily of capital gains and returns of capital initially targeted to be $0.0583 per unit ($0.70 per annum to yield 7.0% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2015.

The Trust is listed on the Toronto Stock Exchange under the symbol YOU.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\oct05\rel-skylon-yield-adv.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario, M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending October 31, 2005

Toronto, October 17, 2005 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending October 31, 2005 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	October 31, 2005	November 14, 2005
Series B units	US$0.0417 per unit	October 31, 2005	November 14, 2005

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending October 31, 2005

Toronto, October 17, 2005 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending October 31, 2005 of $0.15625 per unit payable on November 14, 2005 to unitholders of record as at October 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\oct05\rel-skylon-highyield.doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending October 31, 2005

Toronto, October 17, 2005 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending October 31, 2005 of $0.05833 per unit payable on November 14, 2005 to unitholders of record as at October 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\oct05\rel-skylon-growth.doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending October 31, 2005

Toronto, October 17, 2005 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending October 31, 2005 of $0.1510 per unit payable on November 14, 2005 to unitholders of record as at October 31, 2005.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\oct05\rel-skylon-globalii.dot

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending October 31, 2005

Toronto, October 17, 2005 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending October 31, 2005 of $0.1510 per unit payable on November 14, 2005 to unitholders of record as at October 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\oct05\rel-skylon-global.dot

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending October 31, 2005

Toronto, October 17, 2005 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending October 31, 2005 of $0.1458 per unit payable on November 14, 2005 to unitholders of record as at October 31, 2005.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\oct05\rel-skylon-convert.doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending October 31, 2005

Toronto, October 17, 2005 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending October 31, 2005 of $0.1875 per unit payable on November 14, 2005 to unitholders of record as at October 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

Signature Diversified Value Trust Announces Distribution For Month Ending October 31, 2005

Toronto, October 17, 2005 – Signature Diversified Value Trust (the "Trust") announces a distribution for the month ending October 31, 2005 of $0.0666 per unit payable on November 14, 2005 to unitholders of record as at October 31, 2005.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SDF.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\oct05\rel-signature.dot

82-4994

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Indicative Distribution For Next Twelve Months

Toronto, October 17, 2005 – Skylon All Asset Trust (the "Trust") announces an indicative distribution for the following twelve months of $1.50 per unit ($0.375 per quarter). This is based upon the prevailing market conditions and the Manager's estimate of distributable cash flow for the year.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\mdt\skylon\distributions\2005\oct05\rel-all-asset-2.doc

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, October 19, 2005 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending October 31, 2005 of $0.0625 per unit payable on November 14, 2005 to unitholders of record as at October 31, 2005.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial announces annual meeting date

TORONTO (October 21, 2005) – CI Financial announced today that it will hold its 2005 annual and special meeting of shareholders on November 30, 2005, at 2 p.m. at the Arcadian Court, 8th Floor, 401 Bay Street, Toronto, Ontario.

CI Financial (TSX: CIX) is an independent, Canadian-owned wealth management company with $71.6 billion in fee-earning assets as of September 30, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
CI Financial
(416) 364-1145.

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND RENEWS NORMAL COURSE ISSUER BID

Toronto, October 26, 2005 - DDJ U.S. High Yield Fund (the "Fund") intends to purchase for cancellation up to 389,625 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 389,625 Units represent 10% of the public float of the Fund being 3,896,250 Units as at October 25, 2005. The number of issued and outstanding Units as at October 25, 2005 is 3,896,250.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Fund's amended and restated declaration of trust, the Fund has a mandatory market purchase program. Pursuant to that program, the Fund may only repurchase Units at a price which is less than 95% of the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Fund believes that it may be in the best interests of the Fund and the holders of the Units to purchase Units in the market.

In the last 12 months under its previous normal course issuer bid, the Fund purchased 55,800 of its Units at an average price of $8.71 per unit.

To the knowledge of the Manager, no director, senior officer or other insider of the Fund intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For further information, please contact:

David C. Pauli
Executive Vice-President and Chief Operating Officer
CI Investments Inc.
Tel. No.: (416) 681-6542

CI Investments™
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ CANADIAN HIGH YIELD FUND RENEWS NORMAL COURSE ISSUER BID

Toronto, October 26, 2005 - DDJ Canadian High Yield Fund (the "Fund") intends to purchase for cancellation up to 1,077,963 of its Trust Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 1,077,963 Trust Units represent 10% of the public float of the Fund being 10,779,630 Trust Units as at October 25, 2005. The number of issued and outstanding Trust Units as at October 25, 2005 is 10,779,630.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Amended and Restated Trust Agreement which created the Fund, the Fund may only repurchase Trust Units at a price which is less than 90% of the most recently determined Net Asset Value per Trust Unit. If the Trust Units are trading at more than a 10% discount to the Net Asset Value per Trust Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Trust Units to purchase Trust Units in the market.

In the last 12 months under its previous normal course issuer bid, the Fund purchased 83,600 of its Trust Units at an average price of $14.31 per Trust Unit.

To the knowledge of the Manager, no director, senior officer or other insider of the Fund intends at present to sell any Trust Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Trust Units are purchased would be the same as the benefits available to all other holders whose Trust Units are purchased.

For further information, please contact:

David C. Pauli
Executive Vice-President and Chief Operating Officer
CI Investments Inc.
Tel. No.: (416) 681-6542

j:\cvb\funds\ddj\ncib\2005-06\press-2.dot

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

SKYLON ALL ASSET TRUST
MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2005 – Skylon All Asset Trust (the "Trust") intends to purchase for cancellation up to 500,410 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 500,410 Units represent 10% of the public float of the Trust being 5,004,100 Units as at October 14, 2005. The number of issued and outstanding Units as at October 14, 2005 is 5,004,100.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it would be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

In the last 12 months under its previous normal course issuer bid, the Trust purchased 47,800 Units at an average price of $22.37 per unit.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

SKYLON CAPITAL YIELD TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2005 – Skylon Capital Yield Trust (the "Trust") intends to purchase for cancellation up to 515,895 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 515,895 Units represent 10% of the public float of the Trust being 5,158,952 Units as at October 14, 2005. The number of issued and outstanding Units as at October 14, 2005 is 5,158,952.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated trust agreement, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

In the last 12 months under its previous normal course issuer bid, the Trust purchased 1,600 Units at an average price of $23.43 per unit.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President
And Chief Operating Officer
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

CONVERTIBLE & YIELD ADVANTAGE TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2005 – Convertible & Yield Advantage Trust (the "Trust") intends to purchase for cancellation up to 353,250 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 353,250 Units represent 10% of the public float of the Trust being 3,532,500 Units as at October 14, 2005. The number of issued and outstanding Units as at October 14, 2005 is 3,532,500.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

j:\mdt\skylon\ncib\2005\convertible\press-final.doc

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

SKYLON GLOBAL CAPITAL YIELD TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2005 – Skylon Global Capital Yield Trust (the "Trust") intends to purchase for cancellation up to 73,962 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 73,962 Units represent 10% of the public float of the Trust being 739,616 Units as at October 14, 2005. The number of issued and outstanding Units as at October 14, 2005 is 739,616.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated trust agreement, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

j:\mdt\skylon\ncib\2005\global-cap\press-final.doc

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

SKYLON GLOBAL CAPITAL YIELD TRUST II MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2005 – Skylon Global Capital Yield Trust II (the "Trust") intends to purchase for cancellation up to 286,945 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 286,945 Units represent 10% of the public float of the Trust being 2,869,446 Units as at October 14, 2005. The number of issued and outstanding Units as at October 14, 2005 is 2,869,446.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

HIGH YIELD & MORTGAGE PLUS TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2005 – High Yield & Mortgage Plus Trust (the "Trust") intends to purchase for cancellation up to 450,928 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 450,928 Units represent 10% of the public float of the Trust being 4,509,283 Units as at October 14, 2005. The number of issued and outstanding Units as at October 14, 2005 is 4,509,283.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SIA.UN
SIA.U

FOR IMMEDIATE RELEASE

SKYLON INTERNATIONAL ADVANTAGE YIELD TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2005 – Skylon International Advantage Yield Trust (the "Trust") intends to purchase for cancellation up to 203,351 of its Series A and up to 275,726 Series B Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 203,351 Series A Units and 275,726 Series B Units represent 10% of the public float of the Series A and Series B Units of the Trust being 2,033,507 A Units and 2,757,255 B Units as at October 14, 2005. The number of issued and outstanding as at October 14, 2005 is 2,033,507 A Units and 2,757,255 B Units.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

82-4994

SKYLON
ADVISORS INC.

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SDF.UN **FOR IMMEDIATE RELEASE**

SIGNATURE DIVERSIFIED VALUE TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2005 – Signature Diversified Value Trust (the "Trust") intends to purchase for cancellation up to 207,826 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 207,826 Units represent 10% of the public float of the Trust being 2,078,257 Units as at October 14, 2005. The number of issued and outstanding Units as at October 14, 2005 is 2,078,257.

The purchases may commence on November 1, 2005 and will terminate on October 31, 2006, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated trust agreement, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President and
Chief Operating Officer
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

j:\mdt\skylon\ncib\2005\signature\press-final.doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial to Offer to Acquire Clarington Corporation for $254 Million

Toronto (October 31, 2005) - CI Financial (TSX: CIX) announced today that it intends to make an offer to acquire all of the outstanding common shares of Clarington Corporation (TSX: CFI) for $13.00 per common share, for total consideration of approximately $254 million.

The basis of the offer will be, at the election of each Clarington shareholder for each share held, $13.00 cash, common shares of CI, or a combination of cash and CI common shares. CI expects to mail its offer to Clarington shareholders within the next two weeks.

The bid price of $13.00 per Clarington share represents a 62.5% premium to the closing price of Clarington shares on the Toronto Stock Exchange on October 28, 2005. The bid price represents a premium of 68% to the weighted average trading price of Clarington shares over the past 30 trading days.

In addition, upon completion of the intended offer, Clarington unitholders will benefit from significant management fee reductions within twelve months as the Clarington funds are aligned with the lower cost structure of existing CI funds.

CI's offer provides Clarington shareholders substantial flexibility with respect to payment options, including the ability to receive CI shares. Eligible Canadian Clarington shareholders electing to receive CI shares will have the opportunity to acquire CI shares on a tax-deferred rollover basis.

The offer will be made only by formal offer and take-over bid circular. It is currently anticipated that the offer will be subject to customary conditions including receipt of all necessary regulatory approvals and no material adverse change having occurred in the business, prospects or operations of Clarington.

CI is one of Canada's largest independent mutual fund companies with more than $53 billion in assets under management through a broad array of mutual, segregated and closed-end funds, and total fee-earning assets of $71.6 billion as of September 30, 2005. CI had $2.5 billion in net sales for the 12 months ended September 30, 2005. CI's shares trade on the TSX and, as of October 28, 2005, CI had a total market capitalization of $6.1 billion.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of CI with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Clarington or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of CI, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy CI shares in the United States will only be made pursuant to a prospectus and

related offer materials that CI expects to send to holders of Clarington securities, subject to the requirements of applicable law. The CI shares may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement (if any is filed) becomes effective or an exemption from such requirements is available. No offering of securities shall be made in the United States except (i) by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended, which would contain detailed information about CI and its management, as well as financial statements, or (ii) pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

-30-

For further information contact:

Stephen A. MacPhail
President and Chief Operating Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX, SLF**

CI Investments and Sun Life Financial launch Sun*Wise* Elite Segregated Funds
Program offers three levels of principal protection, 39 funds

TORONTO (October 31, 2005) – CI Investments Inc. ("CI") and Sun Life Financial today announced the launch of Sun*Wise* Elite Segregated Funds, which combine principal protection with a diverse lineup of leading funds representing a full range of asset classes, portfolio managers and investment styles.

The Sun*Wise* Elite program is managed by CI Investments and the policies are issued by Sun Life Assurance Company of Canada.

"Sun*Wise* Elite carries on the tradition of flexibility and choice that makes Sun*Wise* one of the most popular segregated fund programs in Canada," said Peter W. Anderson, CI President and Chief Executive Officer. "With 39 funds from leading mutual fund companies and three different principal protection options on all funds, investors and their advisors can develop an investment strategy and set their level of protection to create a solution tailored to their individual needs."

Mr. Anderson noted that, "Sun*Wise* Elite is not only a strong investment program, but its segregated funds provide benefits for investors seeking the protection of guarantees and estate planning advantages." Sun*Wise* Elite is the only segregated fund program in Canada to provide a 100% maturity and 100% death benefit guarantee option on all available funds.

Other unique features of Sun*Wise* Elite include allowing investors to selectively lock in their investment gains, and the optional Earnings Enhancement Benefit, which provides up to an additional 40% of the investment gains to the beneficiaries.

The Sun*Wise* Elite lineup of 39 funds includes seven strategic asset allocation portfolios from Portfolio Series. Among the funds' portfolio managers are award-winners like Sionna Investment Managers Inc., Legg Mason Capital Management and CI Investments' Harbour Advisors and Signature Advisors. Funds from AIM Trimark Investments, Dynamic Mutual Funds, Fidelity Investments and Mackenzie Financial are also represented in the lineup.

With the launch of Sun*Wise* Elite, the existing Sun*Wise* contract has been closed to new investors, though existing investors may continue to contribute to their policies.

About CI Investments
CI is a wholly owned subsidiary of CI Financial (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $71.6 billion in fee-earning assets as of September 30, 2005. Through its principal operating subsidiaries, CI Investments Inc., Assante Corporation and Skylon Advisors Inc., CI Financial offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the web at www.ci.com.

About Sun Life Financial

Sun Life Financial (TSX: SLF) is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2005, the Sun Life Financial group of companies had total assets under management of $377 billion.

-30-

For further information, contact:
Peter W. Anderson
President and Chief Executive Officer
CI Investments Inc.
(416) 364-1145

Placements CI

2, rue Queen Est, 20e étage, Toronto (Ontario) M5C 3G7
Téléphone : (416) 364-1145 Sans frais : 1 800 268-9374
www.ci.com

Communiqué

POUR DIFFUSION IMMÉDIATE **Symboles TSX : CIX, SLF**

Placements CI et la Financière Sun Life lancent les Fonds distincts Sun*Wise* Elite
Un programme qui offre trois niveaux de protection du capital et 39 fonds

TORONTO (Le 31 octobre 2005) – CI Investments Inc. (« CI ») et la Financière Sun Life ont annoncé aujourd'hui le lancement des Fonds distincts Sun*Wise* Elite, qui offrent une protection du capital grâce à une vaste sélection de fonds de premier ordre qui donnent accès à un éventail complet de catégories d'actif, de gestionnaires de portefeuilles et de styles de placement.

Le Programme Sun*Wise* Elite est géré par Placements CI et les polices sont émises par la Sun Life du Canada, compagnie d'assurance-vie.

« Sun*Wise* Elite conserve la tradition de flexibilité et de choix qui fait de Sun*Wise* l'un des programmes de fonds distincts les plus populaires au Canada », a déclaré Peter W. Anderson, président et chef de la direction de CI. « Grâce aux 39 fonds tirés de plusieurs sociétés de fonds communs de premier ordre et aux trois différentes options de protection du capital applicables à tous les fonds, les investisseurs et leurs conseillers pourront mettre sur pied une stratégie de placement et établir un niveau de protection afin de créer une solution personnalisée qui répondra à leurs besoins individuels ».

M. Anderson a déclaré que « SunWise Elite représente non seulement un programme de placement solide, mais que sa composition de fonds distincts procure des avantages aux investisseurs qui recherchent une protection reposant sur des options de garantie et de planification successorale ». Sun*Wise* Elite est le seul programme de fonds distincts du Canada qui offre une garantie de 100 % à l'échéance et de 100 % au décès sur l'ensemble de ses fonds disponibles.

Sun*Wise* Elite présente aux investisseurs d'autres caractéristiques uniques, telles que la possibilité d'immobiliser les gains de placements sur une base sélective et l'Option Capital Plus, qui procure aux bénéficiaires jusqu'à 40 % de gains supplémentaires.

La sélection de 39 fonds qu'offre Sun*Wise* Elite propose sept stratégies de répartition d'actif de la Série Portefeuilles. Parmi les gestionnaires de portefeuille des Fonds, notons les équipes lauréates de Sionna Investment Managers Inc., Legg Mason Capital Management, ainsi que Harbour Advisors et Signature Advisors de Placements CI. Les fonds de Placements AIM Trimark, de Dynamic Mutual Funds, de Fidelity Investments et de la Financière Mackenzie font également partie de la gamme.

Suite au lancement de Sun*Wise* Elite, les contrats Sun*Wise* existants ne seront plus offerts aux nouveaux investisseurs, mais les investisseurs actuels pourront continuer à effectuer des cotisations à leur police.

À propos de Placements CI
CI est une filiale en propriété exclusive de CI Financial (TSX : CIX), une société de gestion de placements indépendante sous contrôle canadien, qui gérait un actif rapportant des commissions de 71,6 milliards de dollars au 30 septembre 2005. À travers ses principales filiales d'opération, CI Investments Inc., Assante Corporation et Skylon Advisors Inc., CI Financial offre une vaste gamme de choix de placements et de services, y compris une sélection sans égale de fonds de placement. Le site Web de CI se trouve à l'adresse www.ci.com.

À propos de la Financière Sun Life

La Financière Sun Life (TSX : SLF) est l'un des principaux organismes de services financiers internationaux proposant une gamme étendue de produits et services visant à faire fructifier et protéger le patrimoine des particuliers et des entrepreneurs. La Financière Sun Life a obtenu sa charte en 1865 et bénéficie aujourd'hui avec ses partenaires des activités de plusieurs marchés mondiaux clés, y compris au Canada, aux États-Unis, au Royaume-Uni, à Hong Kong, aux Philippines, au Japon, en Indonésie, en Inde et aux Bermudes. Au 30 juin 2005, le groupe de sociétés Financière Sun Life avait un total de 377 milliards de dollars canadiens d'actifs sous-gestion.

-30-

Pour de plus amples renseignements, veuillez communiquer avec :

Peter W. Anderson
Président et chef de la direction
CI Investments Inc.
(416) 364-1145

82-4994


QI

AUGUST 31, 2005

CI Financial

Financial Highlights

AUGUST 31

(thousands, except per share amounts)	2005	2004	% change
AS AT AUGUST 31			
Fee-earning assets	71,147,864	63,921,343	11
Managed retail assets	52,118,165	43,656,395	19
Redemption value of managed retail funds	787,978	808,402	-3
Common shares outstanding	286,177	295,201	-3
FOR THE THREE MONTH PERIOD			
Average managed retail assets	50,869,270	43,997,623	16
Gross sales of managed retail funds	2,653,275	1,453,545	83
Redemptions of managed retail funds	1,774,205	1,347,922	32
Net sales of managed retail funds	879,070	105,623	732
Net income	90,957	81,266	12
Earnings per share	0.32	0.28	14
EBITDA*	159,566	145,314	10
EBITDA* per share	0.56	0.49	14
Dividends per share	0.16	0.125	28
Average common shares outstanding	286,182	295,201	-3

**EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. A reconciliation of EBITDA to net income is provided on page 6.*



WILLIAM T. HOLLAND
Chief Executive Officer



STEPHEN A. MACPHAIL
President and
Chief Operating Officer

Dear Shareholders,

MARKET REVIEW

For the first quarter of CI's fiscal 2006, the S&P/TSX Composite Index rose 11.6%, continuing its strong performance of the past several quarters. In Canadian dollar terms, the S&P 500 Index fell 2.7%, the Dow Jones Industrial Average fell 4.7%, the Nasdaq Composite Index fell 1.4% and the MSCI World Index fell 0.4%. These foreign equity markets enjoyed positive performance for the three months ended August 31, 2005 when measured in U.S. dollars. However, in a theme that has also occurred over the past several quarters, the 5.6% appreciation of the Canadian dollar against the U.S. dollar reduced these returns to Canadian investors.

Industry net sales of mutual funds as reported by the Investment Funds Institute of Canada (IFIC) were positive, with $5.5 billion in net sales for the quarter ended August 31, 2005. This compared with industry net sales of $1.1 billion for the quarter ended August 31, 2004. The majority of new sales are in Canadian income and equity funds, as investors continue to seek yield but also see some very strong three-year performance records in Canadian equity funds. Although sales and assets reported by IFIC do not give a comprehensive view of CI's sales and assets, they are helpful as an indicator of trends affecting a significant portion of CI's business.

OPERATING REVIEW

CI posted very strong results for the first quarter due to three main factors. First, our average assets under management grew 16% over the first quarter of last year and 4% over last quarter. Second, we controlled expenses, represented by flat year-over-year option-adjusted selling, general and administrative costs. Third, we earned significant gains of $12.7 million on the sale of marketable securities, which include shares of Amvescap purchased in the prior fiscal year.

CI's net income for the quarter was $91.0 million, or $0.32 per share, which is a record high. Compared with the prior year, earnings were up 12% from $81.3 million and 14% from $0.28 per share. Adjusted for the capital gains mentioned above

and the stock-based compensation of $8.8 million recorded in the quarter, net income was $86.2 million up from an adjusted $80.8 million last year.

Managed retail assets totalled $52.1 billion at August 31, 2005, an increase of $8.5 billion from the prior year. Average managed retail assets were $50.869 billion for the first quarter this year, up 16% from $43.998 billion last year. Strength in both market performance and net sales of our funds contributed to this asset increase.

It was CI's best first quarter for sales since the quarter ended August 31, 2000. Gross sales were $2.7 billion, up $1.2 billion from last year's first quarter. CI remained the top-selling independent mutual fund company, recording net sales of $879 million, more than eight times the $106 million of last year.

CI continued to repurchase stock at opportune times, buying back 468,100 shares at $17.20 per share during the first quarter. CI also paid out $0.16 per share in dividends during the quarter, with the current monthly rate increasing to $0.06 per share in August.

In July and August, CI terminated its 38 RSP funds following royal assent of the federal budget that eliminated foreign property restrictions and merged 16 funds in a continued effort to streamline its fund lineup.

As well, on August 30, 2005, unitholders overwhelmingly voted in favour of our proposal to set the operating expenses of the funds at a fixed level. While this was implemented on September 1, 2005, CI has reclassified its fund expense recoveries for prior periods as a revenue item included in management fees in order to conform to the presentation that will be used going forward.

OUTLOOK

Continued strength in the S&P/TSX Composite Index since August 31, 2005 has helped push CI's managed retail assets to $53.1 billion at September 30, 2005 from $52.1 billion at quarter-end, an increase of 1.9%. This is also 4.3% above the average level of managed retail assets for the first quarter of fiscal 2006.

CI's sales momentum continued, reporting net sales of $195 million for September 2005, nearly triple the $72 million reported in September 2004.

On September 28, 2005, CI announced it would postpone asking shareholders to vote on conversion to an income trust in light of the confusion created by the minister of finance. Any decision to proceed will be delayed until there is a clear picture of how the government intends to deal with income trust and dividend taxation.

The Board of Directors declared monthly dividends of $0.06 per share payable on November 15, 2005, December 15, 2005 and January 13, 2006 to shareholders of record on November 1, 2005, December 1, 2005 and January 1, 2006, respectively.



WILLIAM T. HOLLAND
Chief Executive Officer



STEPHEN A. MACPHAIL
President and Chief Operating Officer


MD&A

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") presents commentary on CI Fund Management Inc. and its subsidiaries ("CI") as at and for the three months ended August 31, 2005 and is as of October 3, 2005. Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") and amounts are expressed in Canadian dollars. The principal subsidiaries referenced herein include CI Investments Inc. ("CI Investments") (formerly CI Mutual Funds Inc.), Skylon Advisors Inc. ("Skylon"), United Financial Corporation ("United") (formerly Assante Asset Management Ltd.), Assante Advisory Services Ltd. ("AAS") and IQON Financial Management Inc. ("IQON"). The Asset Management segment of the business includes CI Investments, Skylon and United, while the Asset Administration segment consists of AAS and its subsidiaries, other than United, and IQON.

The MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. These statements involve risks and uncertainties, are based on assumptions and estimates, and therefore actual results may differ materially from those expressed or implied by CI. Factors that may cause such differences include, but are not limited to, general economic and market conditions including interest and foreign exchange rates, global financial markets, legislative and regulatory changes, industry competition, technological developments and catastrophic events. The reader is cautioned against undue reliance on these forward-looking statements.

This MD&A should be read in conjunction with the 2005 CI Fund Management Inc. Annual Report, which is available on SEDAR at www.sedar.com.

OVERALL PERFORMANCE

CI reported net income for the quarter ended August 31, 2005 of $91.0 million, an increase of 12% over the $81.3 million for the quarter ended August 31, 2004. On a per share basis, CI earned $0.32, up 14% from $0.28 in the prior year.

The results for the first quarter of fiscal 2006 were boosted by $12.7 million ($10.4 million after-tax) in capital gains. In addition, stock-based compensation reduced earnings by $8.8 million ($5.6 million after-tax) this year and increased earnings by $0.8 million ($0.5 million after-tax) in the prior year. After consideration of the above items, net income would have been $86.2 million in the first quarter of fiscal 2006, versus $80.8 million in the prior year.

EBITDA, operating profit margin and free cash flow, as defined below, are non-GAAP earnings measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to similar measures presented by other issuers. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

Reconciliation of EBITDA to Net Income

THREE MONTHS ENDED AUGUST 31

(millions of dollars, except per share amounts)	2005	2004
Net income	$91.0	$81.3
Add:		
Interest expense	3.2	1.8
Income tax expense	46.0	46.5
Amortization of DSC and fund contracts	18.2	12.7
Amortization of other	1.2	3.0
EBITDA	$159.6	$145.3
per share	$0.56	$0.49

For the quarter ended August 31, 2005, earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $159.6 million or $0.56 per share, as set out in the table above, which reconciles EBITDA to net income. This compares with $145.3 million or $0.49 per share in the same period last year. EBITDA in fiscal 2006 adjusted to eliminate the effect of the option expense was $168.4 million or $0.59 per share, compared with $144.5 million or $0.49 per share in fiscal 2005.

Income before income taxes was $136.9 million for the first quarter this year, an increase of 7% from $127.8 million for the same quarter in the prior year. The income tax provision decreased slightly, from $46.5 million to $46.0 million this year, of which $41.7 million was represented by current taxes and $4.3 million by future taxes. The provision for income taxes for the quarter ended August 31, 2005 results in an effective tax rate of 33.6%, versus 36.4% in the prior year. This reflects the lower rate of tax on the gains realized this quarter.

Fee-Earning Assets and Sales

Total fee-earning assets, which includes mutual and segregated funds, Assante funds, managed labour-sponsored funds and structured products (collectively, managed retail assets), administered/other funds and Assante assets under administration (net of Assante funds) at August 31, 2005, were $71.1 billion, up 11% from $63.9 billion at August 31, 2004. CI's assets as reported by the Investment Funds Institute of Canada ("IFIC") were $48.7 billion at August 31, 2005. This figure is $3.4 billion below CI's actual $52.1 billion in managed retail assets because IFIC uses a narrow definition of assets under management that does not include the $2.0 billion of segregated funds, hedge funds, and pooled funds, $0.2 billion in managed labour-sponsored funds and $1.2 billion of structured products. As such, CI's assets as reported by IFIC should not be used when determining overall assets under management, product sales or conducting financial analysis of CI.

Managed Retail Assets

(billions)	
Assets at May 31, 2005	$49.2
Gross Sales	2.7
Redemptions	1.8
Net Sales	0.9
Market Performance	2.0
Assets at August 31, 2005	$52.1

Average total managed retail assets were $50.869 billion in the first quarter of fiscal 2006, an increase of 16% from $43.998 billion in the first quarter of fiscal 2005. As most of CI's revenues and expenses are based on assets throughout the year, average asset levels are critical to the analysis of CI's financial results. The increase in CI's average assets was the result of positive equity market performance and strong sales of CI's funds.

Gross sales of CI's managed retail funds were $2.7 billion for the quarter ended August 31, 2005, compared with $1.5 billion for the same period in 2004. Net sales (gross sales less redemptions) were $879 million for the quarter ended August 31, 2005, compared with $106 million for the same period in the prior year. The significant increase in CI's net sales over last year is due primarily to stronger sales at CI Investments, as net sales from United declined slightly year over year. Strong fund performance and the benefits of expanded distribution contributed to the increase in sales of CI funds.

At September 30, 2005, fee-earning assets totalled $71.6 billion, as shown in the chart below, represented by $42.6 billion in mutual and segregated funds, $9.1 billion in managed assets through Assante, $0.2 billion in managed labour-sponsored funds, $1.2 billion in structured products, $3.0 billion in administered/other assets such as labour-sponsored funds, and $15.5 billion in Assante and IQON assets under administration (net of Assante-managed assets described above).

Fee-earning Asset Profile

AS AT SEPTEMBER 30

(billions)	2005	2004	% change
Mutual/segregated funds	42.6	34.7	23
Assante funds	9.1	8.1	12
Managed labour-sponsored funds	0.2	0.2	—
Structured products	1.2	1.1	9
Total managed retail assets	53.1	44.1	20
Administered/other assets	3.0	5.4	(44)
Assante/IQON assets under administration (net of Assante funds)	15.5	14.9	4
Total fee-earning assets	71.6	64.4	11

LIQUIDITY AND CAPITAL RESOURCES

In the first quarter of this year, CI financed $36.7 million in sales commissions with its own cash resources, up from $29.5 million for the first quarter in the prior year. The increase resulted from CI financing the commission on an additional $144 million in gross sales of the back-end load units this year. The remaining $1.06 billion in increased gross sales over last year were sold on a front-end commission basis.

In the quarter, CI paid $45.9 million in dividends to holders of CI common shares, equivalent to $0.16 per share. The dividend was increased to $0.06 per share per month in August 2005 from the $0.05 per share per month paid in June and July 2005. CI also accrued the September and October 2005 dividends which were declared during the quarter.

Capital expenditures incurred during the quarter ended August 31, 2005 of $4.5 million were primarily for computer hardware and software, as well as leasehold improvements and office equipment.

In addition, CI used $8.1 million to repurchase 0.5 million of its common shares at an average price of $17.20 per share. On August 31, 2005, the closing price of CI was $20.31 per common share, and on September 30, 2005, it was $21.61 per common share.

CI paid down its credit facility by $42.0 million during the quarter. At August 31, 2005, CI had drawn $348.9 million bearing an average rate of 2.95%, compared with $390.9 million drawn at an average rate of 2.90% at the end of May 2005. Net of marketable securities, debt was $340.6 million on August 31, versus $313.8 million on May 31. Interest expense for the quarter was $3.2 million this year, up from $1.8 million for the same period in the prior year, reflecting higher average debt levels, but still significantly below the level of operating cash flow.

The above funding requirements were met by two sources. Cash provided by operating activities in the first quarter totalled $67.4 million. As well, CI had net proceeds on the sale of marketable securities in the amount of $81.6 million in the quarter, which, net of the $12.7 million in gains, resulted in total marketable securities declining from $77.2 million at May 31, 2005 to $8.3 million at August 31, 2005. Marketable securities are comprised of seed capital investments and other portfolio investments.

Free cash flow (cash flow from operations before net change in working capital less sales commissions for the period) was $67.6 million, down slightly from $73.7 million the first quarter last year, due to the increased deferred sales commissions paid. This level of free cash flow exceeded the dividends paid during the quarter by $21.7 million. Based on this, CI currently has sufficient cash flow to meet anticipated capital expenditures, deferred sales commissions and dividends.

Contractual Obligations

The payments due by period, as set out in the May 31, 2005 MD&A, have been reduced in total by the $42.0 million reduction in long-term debt, as described above.

OFF-BALANCE SHEET ARRANGEMENTS

CI has entered into a total return share swap transaction agreement with a Canadian chartered bank as a hedge against CI's exposure to fluctuations in the price of its common shares as it records its stock-based compensation liability. At August 31, 2005, 2,171,400 common shares are subject to the swap at an average price of $16.88, resulting in a reduction to CI's stock-based compensation liability of $7.5 million.

RELATED PARTY TRANSACTIONS

There were no changes to the types of related party transactions from those reported at May 31, 2005.

CRITICAL ACCOUNTING ESTIMATES

There were no changes to the critical accounting estimates from those reported at May 31, 2005.

CHANGE IN ACCOUNTING POLICIES

There were no new significant accounting policies adopted since May 31, 2005.

FINANCIAL INSTRUMENTS

The fair value of certain financial instruments approximates carrying value. This is the case for cash, accounts receivable and prepaid expenses, accounts payable and long-term debt. Marketable securities have a fair value based on quoted market prices for portfolio investments and seed capital.

The table below sets out the relative carrying and fair values for each financial instrument.

ASSET MANAGEMENT SEGMENT

Financial Review

The Asset Management segment had income before income taxes of $139.3 million, an increase of $13.7 million from $125.6 million in the first quarter of the prior year. Segmented financial information is presented on pages 17 and 18.

Revenues

Revenues from management fees were $270.0 million for the quarter ended August 31, 2005, up 11% from $243.7 million in for the same period in the prior year. The increase was mainly attributable to higher

Financial Instruments

(millions)	As at August 31, 2005		As at May 31, 2005	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$40.2	$40.2	$28.3	$28.3
Marketable securities	8.3	8.0	77.2	79.1
Accounts receivable				
and prepaid expenses	125.3	125.3	94.2	94.2
	$173.8	$173.5	$199.7	$201.6
Accounts payable	$195.3	$195.3	$165.8	$165.8
Long-term debt	348.9	348.9	390.9	390.9
	$544.2	$544.2	$556.7	$556.7
Off Balance				
Sheet Arrangements	$ Nil	$ Nil	$ Nil	($ 0.1)

average managed assets in fiscal 2006. A higher proportion of Class I and Class F funds, which have lower management fees, offset positive market performance of the funds. As a percentage of average managed retail assets, management fees were 2.11% for fiscal 2006, down from 2.20% in fiscal 2005. At August 31, 2005, there were $375.4 million and $3,560 million in Class F and Class I funds, respectively, compared with $267.4 million and $1,973 million on August 31, 2004.

Other revenue in this segment was $29.9 million for the first quarter, up 57% from $19.0 million in fiscal 2005, mainly because of the gain on sale of marketable securities, as discussed above.

The next largest component of other revenue was redemption fees. Redemption fees decreased from $11.3 million to $10.4 million as a result of a decreased level of assets that are subject to redemption fees, and the aging of assets, which results in lower applicable redemption fees.

Expenses

Selling, general and administrative ("SG&A") expenses for this segment were $67.0 million in the first quarter of this year, compared with $57.2 million in the same quarter last year. The single largest reason for the increase is $8.8 million of option related compensation expense recorded this year, versus a $0.8 million expense recovery in the prior year.

At May 31, 2005, based on the price of CI shares of $17.30 per share, the potential payment on all options outstanding, including a portion of unvested amounts, was $28.7 million. At August 31, 2005, based on the price of CI shares of $20.31 per share, the potential payment on all options outstanding, including a portion of unvested amounts, has increased by $2.4 million to $31.1 million. CI has recorded an expense in the first quarter of fiscal 2006 of $8.8 million, of which $6.4 million was from option holders electing cash settlement and $2.4 million representing the change in liability. Though CI acknowledges that the option expense is clearly a cost of business that is tied to the performance of CI's common share price, the financial results presented below both include and exclude the expense to aid the reader in conducting a comparative analysis.

Net of the expense related to options, SG&A expenses were $58.2 million, down from $58.0 million in fiscal 2005. As a percentage of managed retail assets, SG&A expenses decreased to 0.45% in fiscal 2006 from 0.52% in fiscal 2005. CI managed to contain spending at prior year levels as assets increased.

Trailer fees increased from $61.3 million to $73.7 million in the first quarter this year. Net of intersegment amounts, this expense was up from $57.9 million last year to $69.7 million this year. The overall increase resulted from increased assets under management due to market appreciation of the funds, partly offset by an increase in the percentage of CI's mutual fund assets in Class F and Class I funds, on which CI does not pay trailer fees. As a percentage of average assets, trailer fees were 0.54% this year, compared with 0.52% in the prior year.

CI monitors its operating profitability on assets under management by measuring the operating margin calculated as a percentage of average managed retail assets. CI's operating profit margin is defined as management fees from funds less trailer fees and SG&A expenses, calculated as a percentage of average managed retail assets. CI uses this measure to manage profitability so that when changes in the market value of assets under management affect revenue flows, CI will adjust discretionary expenditures to maintain its margins.

CI's operating margin on the Asset Management segment, as a percentage of average managed retail assets and adjusted for the $8.8 million option expense as discussed above, was 1.11%, down from 1.15% in the prior fiscal year. This was a result of lower management fee rates as the increase in trailer fees that was more than offset by lower selling, general and administrative expenses.

Commissions paid from CI's cash resources on the sale of funds on a deferred sales charge basis are, for financial reporting purposes, amortized evenly over the 84 months immediately following the sale of the funds. The actual cash payment in any period is reported in the Consolidated Statements of Cash Flows under Investing Activities as deferred sales commissions paid. Amortization of deferred sales commissions rose from $12.0 million last year to $17.5 million this year. The increase is consistent with the increase in deferred sales commissions paid in the last two fiscal years and the change in amortization period from 36 to 84 months at the beginning of fiscal 2004.

Other expenses dropped from $6.1 million in fiscal 2005 to $1.6 million in fiscal 2006. The primary contributor to other expenses last year was the expense associated with CI's institutional business, which was $3.9 million. CI's investment in this business was restructured last year and its accounts are no longer consolidated into CI's results. Distribution fees to limited partnerships totalled $1.0 million, down from $1.2 million in the first quarter last year.

ASSET ADMINISTRATION SEGMENT

Financial Review

The Asset Administration segment had income before income taxes of $3.9 million in the first quarter, down from $5.1 million in the first quarter of the prior year.

Revenues

Administration fees are fees earned on assets under administration in the Assante business and fees earned from certain labour-sponsored funds and the administration of third-party business. These have increased from $52.5 million to $68.6 million this year. Net of inter-segment amounts, administration fee revenue was $30.9 million this year, versus $28.8 million last year. Administration fees should be considered in conjunction with investment dealer fees.

Other revenues earned by the Asset Administration segment totalled $2.4 million, up from $1.3 million for the first quarter in the prior year. These amounts are mainly interest income on cash balances and custody fees.

Expenses

Selling, general and administrative costs for the segment were $13.2 million in the first quarter of fiscal 2006, up from $9.0 million in the first quarter of fiscal 2005. SG&A costs were greater as integration activities continued.

Investment dealer fees are the direct costs attributable to the operation of the Assante and IQON dealerships, including payments to financial advisors based on the revenues generated from assets under administration. These fees were $53.4 million in the first quarter, and should be viewed in conjunction with administrative fee revenue of $68.6 million as described above when calculating the gross contribution of the dealership operation before general and operating expenses. For the first quarter, gross margin was $15.2 million or 22%. In the first quarter last year, investment dealer fees were $39.3 million on revenue of $52.5 million, for a margin of $13.2 million or 25%.



Financial Statements

Consolidated Statements of Income and Deficit

FOR THE THREE MONTHS ENDED AUGUST 31 (UNAUDITED)

(thousands of dollars, except per share amounts)	2005	2004
REVENUE		
Management fees [note 1]	269,982	243,646
Administration fees	30,929	28,830
Redemption fees	10,365	11,311
Gain (loss) on sale of marketable securities	12,654	(72)
Other income	9,273	9,103
	333,203	292,818
EXPENSES		
Selling, general and administrative [note 1]	80,237	66,148
Investment dealer fees	23,261	20,329
Trailer fees	69,727	57,902
Amortization of deferred sales commissions and fund contracts	18,215	12,757
Interest	3,219	1,801
Other	1,627	6,129
	196,286	165,066
Income before income taxes	136,917	127,752
Provision for income taxes		
Current	41,707	36,936
Future	4,253	9,550
	45,960	46,486
Net income for the period	90,957	81,266
Deficit, beginning of period	(217,901)	(207,114)
Cost of shares repurchased in excess of stated value	(5,290)	—
Dividends	(80,218)	(36,900)
Deficit, end of period	(212,452)	(162,748)
Earnings per share [note 3(c)]	0.32	0.28

(see accompanying notes)

Consolidated Statements of Cash Flows

FOR THE THREE MONTHS ENDED AUGUST 31 (UNAUDITED)

(thousands of dollars)	2005	2004
OPERATING ACTIVITIES		
Net income for the period	90,957	81,266
Add (deduct) items not involving cash		
(Gain) loss on sale of marketable securities	(12,654)	72
Amortization of deferred sales commissions and fund contracts	18,215	12,757
Amortization of other	1,215	3,004
Stock-based compensation	2,340	(3,409)
Future income taxes	4,253	9,550
	104,326	103,240
Net change in non-cash working capital balances related to operations	(36,923)	7,009
Cash provided by operating activities	67,403	110,249
INVESTING ACTIVITIES		
Additions to capital assets	(4,520)	(1,937)
Purchase of marketable securities	(36,975)	(11,898)
Proceeds on sale of marketable securities	118,552	28
Deferred sales commissions paid	(36,694)	(29,509)
Cash paid on acquisitions, including transaction costs, net of cash acquired	–	(37,259)
Cash provided by (used in) investing activities	40,363	(80,575)
FINANCING ACTIVITIES		
Long-term debt	(41,996)	10,575
Repurchase of share capital	(8,051)	–
Issuance of share capital	30	30
Distributions to minority interest	–	(1,366)
Dividends paid to shareholders	(45,877)	(36,900)
Cash used in financing activities	(95,894)	(27,661)
Net increase in cash during the period	11,872	2,013
Cash, beginning of period	28,305	25,117
Cash, end of period	40,177	27,130
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	3,145	2,405
Income taxes paid	42,720	23,775

(see accompanying notes)

Consolidated Balance Sheets

(UNAUDITED)

(thousands of dollars)	As at August 31, 2005	As at May 31, 2005
ASSETS		
Current		
Cash	40,177	28,305
Client and trust funds on deposit	81,660	93,099
Marketable securities	8,345	77,154
Accounts receivable and prepaid expenses	125,270	94,222
Income taxes recoverable	1,797	1,923
Future income taxes	17,501	16,006
Total current assets	274,750	310,709
Capital assets	24,698	21,276
Deferred sales commissions, net of accumulated amortization of $339,627 (May 31, 2005 - $322,163)	368,589	349,395
Fund contracts	1,012,027	1,012,778
Goodwill	951,026	951,026
Other assets	18,963	18,886
	2,650,053	2,664,070
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities [note 5]	195,299	165,830
Client and trust funds payable	81,660	93,099
Income taxes payable	19,787	20,537
Stock-based compensation	31,066	28,726
Deferred revenue	4,055	4,037
Current portion of long-term debt	58,156	40,722
Total current liabilities	390,023	352,951
Deferred lease inducements	2,086	2,211
Long-term debt	290,782	350,212
Future income taxes	491,682	485,934
Total liabilities	1,174,573	1,191,308
Shareholders' equity		
Share capital [note 3]	1,687,932	1,690,663
Deficit	(212,452)	(217,901)
Total shareholders' equity	1,475,480	1,472,762
	2,650,053	2,664,070

(see accompanying notes)

Notes to Consolidated Financial Statements

AUGUST 31, 2005 AND 2004 (UNAUDITED)

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2005. The unaudited interim consolidated financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements, except for the following:

a) *Effective June 1, 2005, CI made an accounting change related to the classification of expenses recovered from funds. This reflects a change* in CI's business wherein the funds are to be charged a fixed fee depending on the type of fund and the fee is included in management fee revenue. Prior period amounts have been reclassified to conform to the presentation to be used going forward.

2. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement.

The Asset Management segment includes the operating results and net assets of CI Investments, Skylon and United Financial Corporation, which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Advisory Services Ltd. and most of its subsidiaries including Assante Capital Management Ltd., Assante Financial Management Ltd. and IQON Financial Management Inc. These companies derive their revenues principally from commissions and fees earned on the sale of mutual funds and other financial products, and ongoing service to clients.

Notes to Consolidated Financial Statements

AUGUST 31, 2005 AND 2004 (UNAUDITED)

($ thousands)

For the three months ended August 31, 2005	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	269,982	–	–	269,982
Administration fees	–	68,602	(37,673)	30,929
Other revenues	29,892	2,400	–	32,292
Total revenue	299,874	71,002	(37,673)	333,203
Selling, general and administrative	67,020	13,217	–	80,237
Investment dealer fees	–	53,399	(30,138)	23,261
Trailer fees	73,724	–	(3,997)	69,727
Amortization of deferred sales commissions and fund contracts	18,238	376	(399)	18,215
Other expenses	1,556	71	–	1,627
Total expenses	160,538	67,063	(34,534)	193,067
Income before income taxes and non-segmented items	139,336	3,939	(3,139)	140,136
Interest expense				3,219
Provision for income taxes				45,960
Net income				90,957
Identifiable assets	1,547,607	161,956	(10,536)	1,699,027
Goodwill	815,303	135,723	–	951,026
Total assets	2,362,910	297,679	(10,536)	2,650,053

Notes to Consolidated Financial Statements

AUGUST 31, 2005 AND 2004 (UNAUDITED)

($ thousands)

For the three months ended August 31, 2004	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	243,646	–	–	243,646
Administration fees	–	52,507	(23,677)	28,830
Other revenues	19,044	1,298	–	20,342
Total revenue	262,690	53,805	(23,677)	292,818
Selling, general and administrative	57,183	8,965	–	66,148
Investment dealer fees	–	39,271	(18,942)	20,329
Trailer fees	61,341	–	(3,439)	57,902
Amortization of deferred sales commissions and fund contracts	12,558	376	(177)	12,757
Other expenses	6,057	72	–	6,129
Total expenses	137,139	48,684	(22,558)	163,265
Income before income taxes and non-segmented items	125,551	5,121	(1,119)	129,553
Interest expense				1,801
Provision for income taxes				46,486
Net income				81,266
Identifiable assets	1,439,252	159,170	(4,608)	1,593,814
Goodwill	815,303	135,723	–	951,026
Total assets	2,254,555	294,893	(4,608)	2,544,840

Notes to Consolidated Financial Statements

AUGUST 31, 2005 AND 2004 (UNAUDITED)

3. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares (thousands)	Stated Value ($ thousands)
May 31, 2005	286,643	1,690,663
Issuance of share capital	2	30
Share repurchase	(468)	(2,761)
August 31, 2005	286,177	1,687,932

b) a summary of changes in the employee incentive stock option plan is as follows:

	Number of Options (thousands)	Weighted average exercise price ($)
Options outstanding May 31, 2005	8,399	13.37
Options granted	2,194	18.15
Options exercised	(1,142)	10.80
Options cancelled	(20)	16.06
Options outstanding August 31, 2005	9,431	14.79

Options outstanding and exercisable as at August 31, 2005 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
4.73	35	0.1	35
10.51	1,584	2.6	975
11.00	162	0.6	162
11.27	794	1.6	489
12.01	836	1.7	836
15.59	2,154	3.6	709
15.67	15	4.1	–
15.86	15	3.9	5
17.04	1,642	4.7	–
18.15	2,194	4.9	–
4.73 to 18.15	9,431	3.5	3,211

Notes to Consolidated Financial Statements

AUGUST 31, 2005 AND 2004 (UNAUDITED)

c) The weighted average number of shares outstanding for the three month periods ended August 31 were:

(thousands)	2005	2004
Basic and diluted	286,182	295,201

d) The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at September 30, 2005 were exercised:

	(thousands)
Common shares outstanding at September 30, 2005	286,178
Options to purchase common shares	9,374
	295,552

4. FOREIGN CURRENCY TRANSLATION

In conjunction with marketable securities purchased in the prior year, CI held foreign currency denominated debt. During the quarter, foreign exchange gains of $4,000 were realized.

5. COMMITMENTS AND CONTINGENCIES

On December 10, 2004, CI Investments reached a settlement with the Ontario Securities Commission relating to concerns raised with respect to certain trading by a small number of institutional investors in certain of CI Investments' mutual funds. Under the settlement agreement, CI Investments agreed to make a payment of $49,300, plus interest at the rate of 5% per annum from the date of settlement to the approval of the plan of distribution, which occurred on June 30, 2005, to investors in its mutual funds that were affected by this trading. This payment is secured by a letter of credit. CI recorded a $53,000 charge ($33,900 after-tax) to income to reflect the settlement and related costs.

On September 13, 2005, CI Investments disbursed $50,700 to affected investors. The balance of the accrued charge is to cover related costs.

6. COMPARATIVE FIGURES

Certain figures for fiscal 2005 have been reclassified to conform with the financial presentation in the current year.

On October 5, 2005, the Board of Directors declared a cash dividend of $0.06 per share payable on each of November 15, December 15, 2005 and January 13, 2006 to shareholders of record on November 1, December 1, 2005 and January 1, 2006, respectively.

This First Quarter Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI FINANCIAL
2 Queen St. East, Twentieth Floor, Toronto, Ontario M5C 3G7

WWW.CI.COM